December 2, 2010
VIA EDGAR
Michele Anderson, Chief
Perry J. Hindin, Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:	Lions Gate Entertainment Corp. Preliminary Proxy Statement on Schedule 14A filed December 2, 2010 File No. 001-14880
Dear Ms. Anderson and Mr. Hindin:
          Following up on our conversations with you of November 30 and December 1, 2010, we wish to inform you that our client Lions Gate Entertainment Corp. (the “Company”) filed its proxy statement in preliminary form this morning. You should receive hard copies of this preliminary proxy statement this morning together with blacklines showing the limited changes from the proxy statement filed by the Company on November 19.
          We write this letter to respectfully request that the Commission exercise its authority under Rule 14a-6(a) of the Exchange Act to shorten, upon a showing of good cause, the 10 calendar day period between the filing of the preliminary proxy statement and the mailing of the definitive proxy statement. The Company believes that good cause exists in this case because if the 10 day period applies, the Company would need to postpone the previously announced December 14 date of its annual meeting1 and, as we have discussed and expressed in our letters dated November 24 and December 1 and further explain below, the Company believes that it will be severely prejudiced if it is required to change the date of its annual meeting. Moreover, the Company believes that that no shareholder of the Company will be harmed by the Company’s holding the meeting on December 14.
          Mailing the definitive proxy statement on December 6 will allow the Company to hold its annual meeting as scheduled on December 14 and avoid the severe prejudice that would be caused by delay. Thus, with the Staff’s permission, the Company’s intention is to commence printing its proxy statement in definitive form over the weekend so that it can be mailed to Company stockholders on December 6. As the Company prominently discloses in the preliminary proxy statement it filed this morning, the Company will distribute new, blue-colored proxy cards with the definitive proxy statement and will not count any white proxy cards that are completed by shareholders.
          Some of the adverse consequences to the Company and its shareholders of postponing its annual meeting are as follows:
•	The Company would violate Canadian law and be prejudiced in legal proceedings in Canada. As we have discussed, the Company is required to hold its annual meeting by December 15, 2010 under British Columbia law.

British Columbia law also empowers certain constituents, including any shareholder, to request that a court impose a compliance order upon a company that is contravening or is about to contravene British Columbia law, which compliance order may direct the Company to refrain from violating British Columbia law, enjoin the Company from selling or receiving property, rights or interests, and contain any other order that the court considers appropriate.[2] The Company believes that if the Commission requires the Company to postpone its annual meeting, it is highly likely that Carl Icahn or others would seek such relief.

British Columbia law also allows a court on its own motion or on a motion of a stockholder to schedule a meeting at the requesting party’s timing and to dispense with the procedural requirements of the Company’s organizational documents (such as quorum, conduct of the meeting, etc.).[3] The Company believes that it is highly likely that Carl Icahn or others would seek such relief as well.

Carl Icahn is currently appealing a final order issued by the Supreme Court of British Columbia on November 1 dismissing litigation initiated by Carl Icahn

[1]	If the ten calendar day rule were to apply, the Company would not be permitted to mail its definitive proxy statement or solicit proxy cards until the day before the scheduled annual meeting.

[2]	Business Corporations Act of British Columbia, Section 228.

[3]	Business Corporations Act of British Columbia, Section 186.

against the Company and awarding costs to the Company. The Company believes that a finding that it is in violation of Canadian law would be highly prejudicial to the Company in these proceedings.[4]

The Company also believes that holders of many of its shares are in favor of the Company maintaining its annual meeting date and would likely strongly oppose any attempt by the Courts to move the meeting.

•	Canadian Courts have rejected a request that the Company hold its annual meeting after the 15-month deadline. While as described above, the Canadian courts can mandate a different meeting date, they have refused to do so for the Company. Canadian courts have rejected requests by Carl Icahn that the Company delay its annual meeting. Carl Icahn requested the British Columbia Court of Appeal to require the Company to hold its annual meeting no earlier than January 21, 2011. The Court of Appeal denied this request. In its denial of the request, Mr. Justice Low stated that the Court “consider[s] in the best interests of the company that its annual business be conducted in a timely and orderly manner in the absence of compelling reason for delay.”[5] Carl Icahn petitioned a panel of judges of the British Columbia Court of Appeal to review this denial. After a hearing on November 15, 2010, Carl Icahn’s petition for review was denied.

•	The Company will likely be prejudiced in legal proceedings in New York. The Company is in litigation initiated by Carl Icahn in the New York State Supreme Court.[6] The Court expedited its schedule with some difficulty so this matter could be heard and decided before the annual meeting on December 14 based on representations from the Company that it was required to hold its annual meeting within 15 months of the prior year’s meeting. We believe that the Company will likely be severely prejudiced if it were to return to the Court and inform the Court that notwithstanding its representation it had in fact delayed its meeting and that there had been no reason for the Court to arrange its schedule on this timetable.

•	The Company would incur significant costs in moving the meeting. The Company has already reserved event space for the annual meeting, secured overnight accommodations for directors and Company representatives,

[4]	There is a provision in the Business Corporation Act ostensibly permitting a British Columbia company to petition the Registrar of Corporations to hold an annual general meeting on a date other than as required under the Business Corporation Act. The Company’s Canadian counsel is not aware of such a request ever having been made based on research to date. The Company believes that it is unlikely that the Registrar would grant such a request where the reason for such a request is a violation of U.S. law and British Columbia courts have refused to extend the date of the meeting. The Company also believes that any shareholder of the Company may obtain relief in the British Columbia courts notwithstanding any finding of the Registrar.

[5]	Icahn Partners LP v. Lions Gate Entertainment Corp., Court of Appeal for British Columbia (Justice Low), November 5, 2010.

[6]	Carl C. Icahn et al. v. Lions Gate Entertainment Corp., et al., Supreme Court of the State of New York (Yates, J.), Index No. 651076/2010.

secured reservations for a board dinner and lunch and incurred other costs and expenses in connection with the meeting, for which penalties will be imposed upon cancellation. In addition, the Company’s directors, representatives and others have purchased airline tickets and made other arrangements to attend the meeting on December 14, which would need to be rearranged if the meeting is postponed.

•	Shareholders who purchased shares before the record date to vote would be harmed. The Company announced the record date on November 5th which provided shareholders the ability to acquire shares from that time until the November 12th record date. Particularly, shareholders interested in the outcome of the Company’s meeting could have purchased shares for the express purpose of voting those shares at the meeting. Any such shareholders would be harmed if the Company is required to set a new record date.

•	Postponing the meeting would result in substantial delay in shareholders’ ability to vote for directors. If the Company is required to file a preliminary proxy and is not able to hold the annual meeting on or before January 11, it would need to set a new record date for the annual meeting which would significantly delay the date of the annual meeting and shareholders’ ability to vote for directors. In addition, the Company’s financial statements would be over six months stale by the time of the vote for the Company’s directors.
          In addition to the adverse consequences that postponing the meeting would have on the Company, the Company believes that shareholders would not be harmed by holding the meeting as scheduled. Specifically:
•	Shareholders have known the meeting date since November 8. Over three weeks ago, on November 8, the Company announced on Form 8-K that it would hold its annual meeting on December 14. Any shareholder wishing to commence a solicitation in opposition could have done so starting on that date.

•	There is ample time before the meeting to solicit shareholders. The Company’s stockholder base is highly concentrated, with the largest three stockholders holding approximately 71% of its outstanding shares, the largest 15 stockholders holding approximately 85% of its outstanding shares and the largest 30 stockholders holding approximately 96% of its shares. The Company’s key stockholders may be contacted and solicited in a matter of days. Most of the Company’s stockholders are large and sophisticated institutions that do not vote until very close to the annual meeting date.
          In view of the significant harm that the Company believes will occur to the Company if it postpones its annual meeting and the Company’s belief that no shareholder is prejudiced by the meeting occurring on the currently announced and scheduled date of December 14, the Company respectfully requests that the Commission exercise its authority under Rule

14a-6 of the Exchange Act to permit, based on good cause shown in this case, the Company to file and mail to its shareholders its definitive proxy statement on the morning of Monday, December 6. With the Staff’s permission, the Company’s intention is to commence printing its proxy statement in definitive form over the weekend so that it can be mailed to Company stockholders on December 6.
          Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1314.
Sincerely,
David E. Shapiro